

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2023

Gerard Griffin
Chief Financial Officer
Sportradar Group AG
Feldistrasse 2
CH-9000 St. Gallen, Switzerland

> **Re: Sportradar Group AG**
> **Form 20-F for the Year Ended December 31, 2022**
> **Filed on March 15, 2023**
> **Form 6-K Submitted on May 10, 2023**

Dear Gerard Griffin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

From 20-F for the Year Ended December 31, 2022

Item 5. Operating and Financial Review and Prospects
Key Financial and Operational Performance Indicators, page 78

1. We note that you highlight adjusted free cash flow as a key performance indicator without also highlighting the comparable IFRS measure in this chart. Please revise to include the comparable IFRS measure with equal or greater prominence. Refer to Question 102.10 of the non-GAAP C&DIs.

Non-IFRS Financial Measures and Operating Metrics, page 79

2. Please explain further your adjustment for foreign currency gains on cash equivalents included in your reconciliation of adjusted free cash flows. Tell us why the amounts for fiscal 2021 and 2020 differ from the amounts disclosed in the statement of cash flows. In addition, clarify what this measure, as adjusted for foreign currency gains, is attempting to convey, how management uses such measure, and how it is useful to investors.

3.   Also, tell us whether the acquisition of intangible assets line item included in your adjusted free cash flow reconciliation excludes intangibles assets required to support an acquired business for any periods presented. If so, tell us what acquisition such exclusion relates to, the reasons such assets are excluded in calculating adjusted free cash flow and include an explanation in a footnote to this reconciliation. Alternatively, revise to remove this parenthetical reference from your reconciliation of adjusted free cash flow.

Item 18. Financial Statements
Notes to Consolidated Financial Statements
Note 24. Other Liabilities, page F-56

4.   We note that as part of the settlement agreement with Genius Sports, the Group purchased a sublicense through 2024 for a delayed feed to be marketed as the Official FDC Secondary Feed. Please tell us whether the cost of such sublicense is included in the €19.0M settlement payment to Genius Sports. If so, tell us the portion of such settlement applicable to the sublicense. Lastly, tell us how you determined to account for the sublicense as operating expenses upon settlement and provide the specific accounting guidance applied.

Form 6-K Submitted on May 10, 2023

Exhibit 99.1 , page 1

5.   You present adjusted EBITDA margin and cash flow conversion without presenting the comparable IFRS measures of profit for the period as a percentage of revenue or net cash from operating activities as a percentage of profit for the year. Please revise. Refer to Item 100(a)(1) of Regulation G.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: Jason Barr